Exhibit 99.1

SWVL ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE ZEELO TO BECOME A LEADING GLOBAL MASS TRANSIT TECH PLATFORM BY FOOTPRINT, EXPANDING FOOTPRINT TO USA & SOUTH AFRICA AND INCREASING PRESENCE IN UK

•

Expands Swvl’s global footprint to 146 cities across 21 countries in 5 continents with contracts with over 490 corporate and institutional customers, to service daily bus journeys for frontline shift-workers, professional office commuters and students

•	Offers compelling financial benefits with profitable operations

•

Provides immediate entry into two strategic developed markets, South Africa and the USA and builds on recent acquisitions of Shotl, and Viapool, and announced acquisitions of Volt Lines and door2door, focused on accelerating Swvl’s expansion across established and new markets

•

Swvl and Zeelo share a mission to modernize the way people move by bringing a shared mobility tech solution to mass transport that unlocks economic opportunities and reduces emissions, offering everyday commuters a faster, safer, more affordable and greener mass transit solution

NEW YORK, APRIL 28, 2022 /PRNewswire/ — Swvl Holdings Corp (NASDAQ: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced a definitive agreement to acquire Zeelo, the UK’s largest smart bus platform and technology scale-up, measured by bookings. Joining forces with Zeelo builds upon Swvl’s recent successful acquisitions of Viapool and Shotl, and announced acquisitions of Volt Lines and door2door, and provides a launchpad to rapidly land and expand business operations in three strategic developed markets including the UK, South Africa and the US with Zeelo’s seasoned team of over 160 staff across the globe, including 29 software engineers based out of Zeelo’s R&D hub in Barcelona.

In alignment with Swvl’s mission, Zeelo has a well-recognized commitment to driving the shift from single-occupancy vehicles to zero-emission mass transit and deploying transportation services to connect more people to work and educational opportunities. The acquisition is expected to be completed in May 2022.

Mostafa Kandil, Swvl Founder and CEO, said, “Swvl was founded on the belief that accessible transportation is essential to unlocking economic opportunity. Swvl and Zeelo share a vision and mission to provide reliable transportation that gets riders where they need to go in an affordable, safe, and environmentally-friendly manner. With an impressive suite of turnkey TaaS and SaaS solutions and an established footprint in the United Kingdom, South Africa, and the United States, Zeelo rapidly advances our leading market position as a provider of technology-enabled mass transit solutions on a global scale.”

Transaction Highlights:

The transaction provides Swvl enhanced scale, strengthens its capabilities and creates substantial value for shareholders:

•	Drives continued global expansion: Deepens penetration in the attractive UK market and provides an entry point into the US and South Africa

•	Offers a complementary suite of B2B mobility solutions with proven ability to reduce overall costs for organizations:

•	Leading fully managed TaaS platform connects riders via their employers and schools to operators and drivers

•	SaaS licensing platform enables third party fleet operators to manage own programs

•	Asset light-delivery model by partnering with existing fleet partners, including over 200 bus operators in the UK and the US

•	Provides access to a blue-chip enterprise customer base:

•	Contracts established with major employers and schools across >100 sites

•	Proven track record of expanding customer deployments with multi-site customers already in place

Sam Ryan, Zeelo Founder and CEO, said, “Swvl is revolutionizing the mass transit industry and we are thrilled to join forces with them on this next phase of Zeelo’s journey to firmly establish smart bus transport as the best-in-class shared mobility solution that takes account of all income levels and the needs of ordinary, every-day travelers. Bus transport done well with tech can take us beyond our dependency on cars and taxis which are not suitable for commutes from non-urban areas. We look forward to bringing Swvl insights from Zeelo’s strategic pivot during the global pandemic and we’ve been impressed by Swvl’s fast growth in challenging markets. We are excited to leverage their global experience as we embark on a shared journey to develop safe, affordable, and low emission mass transportation options, and expand economic opportunity for the people who need it most through our mobility solution. Especially shift workers, professionals and students living in transport-poor areas in the developed markets.”

Youssef Salem, Swvl CFO, said, “The acquisition of Zeelo offers Swvl a superb entry point into the US and South Africa, extends our position in the UK, and provides a complementary suite of new mobility products. Combined with our past acquisitions and announced acquisitions, today’s announcement further demonstrates our ability to utilize our growth capital and public currency to pursue organic and inorganic strategic initiatives. We look forward to capitalizing on the numerous opportunities provided by this transaction to advance our market position as a provider of technology-enabled mass transit solutions on a global scale.”

Zeelo is an asset-light technology company that modernizes daily bus commutes to serve the needs of frontline workers and students through B2B contracts with organizations and family-run bus operator networks. Zeelo’s system is used by large businesses, staffing agencies, independent schools and universities across the UK, South Africa and the US that need to provide a private travel solution to people living in areas with poor transport links. Its services model includes a driving accreditation school, contracted fleets, and proprietary technology including a SaaS platform and multiple customer apps, which leverage smart GPS route optimization and ride-sharing software.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across more than 115 cities across 20 countries and four continents. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who launched Carmudi in the Philippines, which became the largest car classifieds platform in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East, where he launched services in multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

About Zeelo

Zeelo is a smart bus platform for organizations. The global tech company is modernizing daily bus commutes for frontline workers and students so that they can get to work and school in a faster, smarter, and much greener way. Zeelo serves large businesses and independent schools and moves nearly 150,000 riders each month across the world. Zeelo’s tech-optimized bus routes not only reduce carbon emissions by 78% by replacing 30 cars for every bus journey, but also offset 100% of each Zeelo bus journey. Its innovative transport management software system comprises a SaaS platform, proprietary routing algorithms, multiple consumer apps, which leverage smart GPS route optimization and ride-sharing software, and 24 / 7 customer service support that ensure people located in transport deserts have a regular, subsidized and sustainable bus service for their daily commute, wherever they are based (4.8 / 5 Trustpilot rating). Headquartered in London with over 160 employees, an R&D team in Spain and live operations in the UK, South Africa and the US, Zeelo was founded in 2016 by Sam Ryan, Barney Williams and Dani Ruiz. It closed its Series A in 2018 and has achieved almost US$ 20m in VC-backed investment from ETF Partners, InMotion Ventures and Dynamo. The co-founders previously sold their pioneering ride-sharing app JumpIn to Addison Lee in 2014.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the parties following the consummation of the business combination; failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts current plans and operations as a result of the consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl Transportation, S.L., Viapool Inc. and door2doorGmbH may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contacts

Swvl:

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Zeelo, a Swvl company:

Sonia Afzal

Head of Communications

sonia@zeelo.co

+44 (0) 7950 46 77 73

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com